EXHIBIT 4.3

SUPPLEMENTAL AGREEMENT

Supplemental Agreement between Tata Motors Limited and Mr. Ravi Rajni Kant on the revised remuneration as Managing Director of the Company.

THIS SUPPLEMENTAL AGREEMENT made at Mumbai, this 25th day of July, 2008, between TATA MOTORS LIMITED, a Company incorporated under the Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Mumbai 400 001, hereinafter called “the Company” of the One Part and MR. RAVI RAJNI KANT, hereinafter called “Mr. Kant” or “the Managing Director” as the case may be of the Other Part is supplemental to and in modification to the Principal Agreement dated JULY 31, 2006 between the parties hereto.

WHEREAS Mr. Kant was appointed Managing Director of the Company with effect from July 29, 2005 up to June 1, 2009.

AND WHEREAS the Shareholders have at the Annual General Meeting of the Company held on July 24, 2008, approved of the revision and enhancement in the remuneration payable to the Managing Director.

NOW THESE PRESENTS WITNESS AND IT IS HEREBY AGREED as follows:-

1.	For para 4.1A of the Principal Agreement dated July 31, 2006 substitute the following paragraph : -

Salary: Rs.5,30,000/- per month up to a maximum of Rs.6,50,000/- for the period April 1, 2008 to June 1, 2009.

2.	All other terms and conditions in the said Principal Agreement dated July 31, 2006 shall remain unaltered.

IN WITNESS WHEREOF these presents have been executed by the parties hereto on the date and year first above mentioned.

The Common Seal of TATA MOTORS LIMITED was hereunto affixed in the presence of MR. RATAN N. TATA and MR. N.A. SOONAWALA Directors of TATA MOTORS LIMITED

Witnesses:

SIGNED, SEALED AND DELIVERED by the said Mr. Ravi Rajni Kant in the presence of:

Witnesses: